EXHIBIT (a)(1)(viii)

February 26, 2003

To the Stockholders of Next Level Communications, Inc.:

We are writing to tell you how last week’s landmark decision by the Federal Communications Commission (FCC) concerning broadband access affects Next Level and the adequacy of Motorola, Inc.’s unsolicited tender offer to acquire all the outstanding Next Level shares it does not currently own for $1.04 per share.

Before the FCC’s decision, Regional Bell Operating Companies (RBOCs) were required to permit competitors to “piggy-back” on their broadband networks. This practice allowed these competitors to capture broadband service revenues utilizing equipment paid for by the RBOCs. The FCC regulations allowed competitors to lease the equipment from the RBOCs at very low prices. The RBOCs understandably were reluctant to make investments in equipment such as Next Level’s because of their obligation to share their equipment with competitors at artificially low prices. The FCC’s ruling takes away the competitors’ right to lease the equipment. This means that the RBOCs can now be sure that they will not be obligated to share their broadband equipment, thus greatly increasing their potential return on investment in equipment like Next Level’s. We think that this will significantly stimulate purchase and deployment of broadband equipment like ours.

We believe we are exceptionally well-positioned to benefit from this ruling. We believe that our equipment enables carriers to generate more revenue per subscriber than the access equipment of any other manufacturer, thereby greatly increasing the potential return on investment. Next Level specializes in expanding the number of services that can be delivered over the broadband infrastructure—services like broadcast and on-demand television in addition to high-speed Internet access.

The FCC’s recent decision should significantly enhance the continuing progress Next Level is making with the RBOCs and other major North American telecommunications service providers. We expect that this positive momentum could, in the near future, result in significantly increased revenue and improved operating performance over the next few years. This will be in addition to the significant improvements we have already made in our operating results and financial position over the last year, with quarter-over-quarter and year-over-year improvement.

The FCC’s decision is just one more reason why you should not tender into Motorola’s unsolicited cash tender offer at $1.04 per share.

Keep in mind that even before the FCC ruling, Motorola knew just how good the prospects for Next Level were. In addition to having two representatives on Next Level’s Board of Directors, Motorola has systematically mined Next Level for confidential information for over five months.

Your Board and Independent Committee continue to believe that Motorola’s unsolicited tender offer was deliberately timed to take advantage of Next Level at a time when its stock price is depressed and when Next Level cannot fully inform you about the value inherent in its business plan. Next Level cannot fully disclose its customer-by-customer deployment projections because we believe that any disclosure of this information would either violate non-disclosure agreements or cause customers and prospects to terminate their relationships with Next Level. Needless to say, after this FCC decision, our confidence in Next Level’s business prospects is even greater.

You—the minority stockholders of Next Level—are Next Level’s strongest line of defense against Motorola’s unsolicited, inadequate tender offer.

Three significant minority stockholders of Next Level, including the largest stockholder other than Motorola—collectively representing approximately 2.4 million shares—have already informed Next Level that they do not intend to tender their shares into Motorola’s unsolicited tender offer.

We urge you to send Motorola a strong message and NOT to tender your shares into Motorola’s unsolicited, inadequate offer. If you have previously tendered your shares, we urge you to withdraw your shares today. If you have questions or need assistance in withdrawing your shares, you may contact MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212) 929-5500 collect.

Thank you for your continuing support.

Sincerely,

Walter S. Clay Director and Independent Committee Member	Alex Good Director and Independent Committee Member
Craig Kornblau Director and Independent Committee Member	Paul Latchford Director and Independent Committee Member

*	The opinion from the Independent Committee’s financial advisor, Morgan Stanley & Co. Incorporated, states that as of February 3, 2003 and subject to and based upon the assumptions and considerations set forth in the opinion, Motorola’s offer of $1.04 per share is inadequate, from a financial point of view, to holders of shares of Next Level, other than Motorola and its affiliates.

HOW TO WITHDRAW TENDERED SHARES:

•	If you are a registered stockholder you may withdraw your shares from the Motorola tender offer by sending a written or facsimile transmission notice of withdrawal to Mellon Investor Services LLC, the depositary, prior to March 4, 2003, the expiration date of the offer.

•	If your brokerage firm or bank tendered your shares on your behalf only they can send a notice of withdrawal. You should contact them and ask them to send the notice of withdrawal immediately on your behalf.

If you have questions or need assistance in withdrawing your shares,

you may contact MacKenzie Partners, Inc. at

(800) 322-2885 Toll-Free or at (212) 929-5500 collect.